Aflac Incorporated 3rd Quarter 2008 Form 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(In thousands)	2008	2007	2008	2007

Fixed charges:
Interest expense*	$6,934	$6,388	$21,320	$20,330
Interest on investment-type contracts	7,465	4,077	17,997	11,358
Rental expense deemed interest	356	275	1,004	745

Total fixed charges	$14,755	$10,740	$40,321	$32,433

Earnings before income tax*	$148,185	$641,901	$1,613,736	$1,912,916
Add back:
Total fixed charges	14,755	10,740	40,321	32,433

Total earnings before income tax and fixed charges	$162,940	$652,641	$1,654,057	$1,945,349

Ratio of earnings to fixed charges	11.0x	60.8x	41.0x	60.0x

*   Excludes interest expense on income tax liabilities
EXH 12-1